[Letterhead of CBRE Realty Finance, Inc.]

December 19, 2007

VIA EDGAR

Ms. Lisa van Doorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CBRE Realty Finance, Inc.
File No. 001-33050
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Dear Ms. van Doorn:

We are transmitting for filing CBRE Realty Finance, Inc.’s (the “Company”) responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Michael Angerthal of the Company, dated December 13, 2007 (the “December 13 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the December 13 Letter, and is followed by the corresponding response of the Company.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

1.	Please revise to discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

RESPONSE:

The Company acknowledges the Staff’s comment and will revise the disclosure as requested in its future filings with the Commission if cash flow from operations is less than distributions, excluding distributions relating to capital gains, for the year-to-date period.

Signatures, page 110

2.	Please file an amended report to include the signature of your controller or principal accounting officer. Alternatively, please confirm that your Chief Financial Officer is also your principal accounting officer.

RESPONSE:

In response to the Staff’s comment, the Company hereby confirms that its Chief Financial Officer is also its principal accounting officer.

Certifications, Exhibit 31.1 and 31.2

3.	We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include:

•	In Exhibit 31.1 - replacing the word “report” with “annual report” in paragraphs 2, 3 and 4(a); and replacing the word “report” with “quarterly report” in paragraphs 2 and 4(c).

•	In Exhibit 31.2 - replacing the word “report” with “annual report” in paragraphs 2, 3, 4(a) and 4(c).

Please revise your certifications to follow the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and will revise the certifications in Exhibits 31.1 and 31.2 as requested in its future filings with the Commission.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, or if you have any questions about the content of this letter, please contact me at 860-275-6222.

Sincerely,

By:	/s/ Michael Angerthal
Name:	Michael Angerthal
Title:	Chief Financial Officer

cc:	Ms. Jorge L. Bonilla
Mr. Kenneth J. Witkin
Mr. Larry P. Medvinsky

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